KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Catalyst Paper Corporation

We consent to the incorporation by reference in the Registration Statements (No.333-140704, No.333-143405 and No.333-151703) on Form S-8 of Catalyst Paper Corporation (the “Company”) of our reports dated March 11, 2010, with respect to the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009 and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 20-F of the Company.

Chartered Accountants

Vancouver, Canada
May 12, 2010